UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13619

BROWN & BROWN, INC.

(Exact name of registrant as specified in charter)

220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Common Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(d) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	x	Rule 12h-3(b)(1)(i)	x
Rule 12g-4(a)(1)(ii)	¨	Rule 12h-3(b)(1)(ii)	¨
Rule 12g-4(a)(2)(i)	¨	Rule 12h-3(b)(2)(i)	¨
Rule 12g-4(a)(2)(ii)	¨	Rule 12h-3(b)(2)(ii)	¨
		Rule 15d-6	¨

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BROWN & BROWN, INC.

/S/ LAUREL L. GRAMMIG
December 20, 2005	By:________________________________
Laurel L. Grammig
Vice President and General Counsel